Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

SeraCare Life Sciences, Inc.;

We consent to the incorporation by reference in the registration statements (Nos. 333-110633 and 333-118124) on Form S-8 and (No. 333-118123) on Form S-3 of SeraCare Life Sciences, Inc. (the Company) of our report dated December 10, 2004, except as to the fifth paragraph of note 5, which is as of December 14, 2004, with respect to the balance sheets of the Company as of September 30, 2004 and 2003 and the related statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended September 30, 2004, which report appears in the September 30, 2004, annual report on Form 10-K of the Company.

/s/    KPMG LLP

San Diego, California

December 10, 2004